SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of April 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

•
the outcome of government and internal investigations as well as litigation;

•
risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and / or products;

•
the influence of commercial insurers and managed care organizations;

•
the impact of health care reforms;

•
product liability risks;

•
risks relating our ability to continue to make acquisitions;

•
the impact of currency fluctuations;

•
changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•
introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•
changes in raw material and energy costs or the ability to procure raw materials;

•
collectability of our receivables primarily due to the financial stability and liquidity of our governmental and commercial payors;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

•
our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; as well as

•
the bidding process for our Medicare Advantage plans may adversely affect our profitability.

       Important factors that could contribute to such differences are noted in the "Overview" section below, in Note 11 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2014, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" below. There have been no significant changes during the three months ended March 31, 2015 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2014.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2014. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year.

Overview

       We are the world's largest kidney dialysis company. We provide dialysis care services related to the dialysis treatment a patient with end stage renal disease ("ESRD") receives as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

include coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. In 2014, we estimated the volume of the global dialysis market was approximately $77 billion. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue in our dialysis business is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth. For information regarding key indicators in our Care Coordination business, see "Care Coordination Indicators," below.

       In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments we provide are paid for by governmental institutions such as the Centers for Medicare & Medicaid Services ("CMS") in the United States. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have been historically and are expected in the future to be limited. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" (as described below), (iii) commencing on January 1, 2014, the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis (see discussion of the American Taxpayer Relief Act of 2012 ("ATRA") below) and (iv) the enactment of Protecting Access to Medicare Act of 2014 ("PAMA") (see discussion below). In the future we expect to experience generally stable reimbursements for dialysis services globally.

       With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress created the ESRD PPS pursuant to which CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       The ESRD PPS payment amount is also subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment.

       In addition to creating the ESRD PPS, MIPPA also created the ESRD quality incentive program ("QIP") which began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent. Performance on specified measures in a fiscal year affects payments two fiscal years later. For instance, the payments we received during 2014 were affected by our performance measures from 2012. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management (measured by hemoglobin level) and dialysis adequacy (measured by urea reduction ratio ("URR")). For payment year 2014, CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS will continue all of the 2014 QIP measures except URR dialysis adequacy, expand the scope of infection reporting and mineral metabolism reporting, and add four new measures. The added measures for payment year 2015 consist of three new clinical measures (hemodialysis adequacy for adult patients, hemodialysis adequacy for pediatric patients and peritoneal dialysis adequacy for adult patients), and one new reporting measure (anemia management reporting). Payment year 2015 payment adjustments, following the pattern previously established, will be based on performance in 2013. For payment year 2016, CMS continued all of the 2015 QIP measures and add two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network). For payment year 2017, CMS will retire one measure of hemoglobin adequacy and add a measure of hospital readmissions in order to encourage coordinated care. For payment year 2018, CMS will add two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel).

       The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase.

       On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the BCA, automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022, U.S. Sequestration, rising to 2.9 percent for the first half of FY 2023 and dropping

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

to 1.11 percent for the second half of FY 2023. Pursuant to PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

       ATRA directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

       On April 1, 2014, PAMA was signed into law. This law modifies ATRA such that dialysis reimbursement for 2015 is intended to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. However, PAMA delayed inclusion of these "oral-only" drugs in the ESRD PPS until January 1, 2024 and the Achieving a Better Life Experience Act of 2014 ("ABLE") subsequently delayed inclusion of such drugs in the ESRD PPS until January 1, 2025.

       Any significant decreases in Medicare reimbursement rates could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

       Working with healthcare provider groups comprised of dialysis clinics and nephrologists, CMS plans to test a new Comprehensive ESRD Care Model, also known as ESRD Seamless Care Organizations, or "ESCOs," for payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In 2013, CMS announced and then abandoned an initial round of applications for this demonstration. CMS revised the parameters and in May 2014 announced a new request for applications. We submitted seven applications to participate in the revised demonstration. CMS had hoped to launch the ESCO program in January 2015, but recently announced that the commencement date will be July 2015.

       The Bundled Payments for Care Improvement initiative ("BPCI") is a CMS three-year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. On January 31, 2013, CMS announced the health care organizations selected to participate in BPCI, which include our subsidiary, Sound Inpatient Physicians, Inc. ("Sound"). Sound commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

       We have entered and are proposing to enter into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. We have submitted an application to CMS to obtain approval to offer a Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") as of January 1, 2016. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Membership is limited to special needs individuals with specific severe or disabling chronic conditions such as ESRD. MA-CSNPs focus on improving the coordination of care by monitoring health status, managing chronic diseases, avoiding inappropriate hospitalizations and helping beneficiaries manage their condition more effectively on the care continuum. As a MA-CSNP, we will provide services, including Care Coordination services, and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. In furtherance of the goal of offering a MA-CSNP, we are acquiring state Health Maintenance Organization ("HMO") and Preferred Provider Organization ("PPO") licenses that will permit us to assume the risk under state law for the complete care of enrolled ESRD patients.

       We have also entered into sub-capitation and other shared savings arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

       Beginning in 2015, we increased our operating segments from three to four segments to align with the way in which we currently manage our company. Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarter overhead charges, including accounting and finance, Corporate, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 14 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Additional Non-GAAP Measures for 2015

Delivered EBIT

       As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	Three months ended March 31
	2015	2014
	(in millions, unaudited)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$504	$445
less noncontrolling interests	(54)	(42)

Delivered EBIT	450	403
North America
Operating income (EBIT)	340	336
less noncontrolling interests	(52)	(41)

Delivered EBIT	288	295
Dialysis
Operating income (EBIT)	325	323
less noncontrolling interests	(43)	(38)

Delivered EBIT	282	285
Care Coordination
Operating income (EBIT)	15	13
less noncontrolling interests	(9)	(3)

Delivered EBIT	6	10
EMEA
Operating income (EBIT)	141	128
less noncontrolling interests	-	(1)

Delivered EBIT	141	127
Asia-Pacific
Operating income (EBIT)	85	33
less noncontrolling interests	(2)	-

Delivered EBIT	83	33
Latin America
Operating income (EBIT)	18	19
less noncontrolling interests	-	-

Delivered EBIT	$18	$19

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

New Business Metrics

Care Coordination

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, only the sub-capitation and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future we expect the various other programs will be included in the following metrics as information on reimbursements becomes available, specifically for MA-CSNPs, BPCI and ESCO programs. These metrics may be developed further in future periods.

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care ("MedSpring"), Fresenius Vascular Care, and National Cardiovascular Partners ("NCP") as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program ("BMM program").

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Results of Operations

       The following tables summarize our financial performance and certain operating results by reporting segment and Corporate for the periods indicated. Inter-segment revenues primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which we internally disaggregate financial information to assist in making internal operating decisions and evaluating management performance. See the table below:

	For the three months ended March 31,
	2015	2014
	(in millions)
Total net revenue
North America	2,771	2,393
EMEA	629	732
Asia-Pacific	353	243
Latin America	198	186
Corporate	9	10

Total	3,960	3,564

Operating income
North America	340	336
EMEA	141	128
Asia-Pacific	85	33
Latin America	18	19
Corporate	(80)	(71)

Total	504	445

Interest income	60	16
Interest expense	(162)	(112)
Income tax expense	(138)	(102)

Net Income	264	247
Less: Net Income attributable to noncontrolling interests	(54)	(42)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$210	$205

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Three months ended March 31, 2015 compared to three months ended March 31, 2014

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	3,960	3,564	11%	17%
Net Health Care	3,182	2,782	14%	18%
Dialysis Products	778	782	0%	11%
Number of dialysis treatments	10,771,402	10,105,141	7%
Same market treatment growth in %	3.9%	3.7%
Gross profit as a % of revenue	29.9%	30.4%
Selling, general and administrative costs as a % of revenue	16.5%	17.4%
Operating income in $ million	504	445	13%
Operating income margin in %	12.7%	12.5%
Delivered EBIT in $ million	450	403	12%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	210	205	2%
Basic earnings per share in $	0.69	0.68	1%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation- Constant Currency" below.

       Total Revenue increased by 11% (17% increase at Constant Exchange Rates) to $3,960 million for the three months ended March 31, 2015 from $3,564 million in the same period of 2014 due to increases in Net Health Care revenue.

       Net Health Care revenue increased by 14% to $3,182 million (18% increase at Constant Exchange Rates) for the three months ended March 31, 2015 from $2,782 million in the same period of 2014, mainly due to contributions from acquisitions (12%), growth in same market treatments (4%) and increases in organic revenue per treatment (3%), partially offset by the negative impact of exchange rate fluctuations (4%) and the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 7% for the three months ended March 31, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (4%) and acquisitions (4%), partially offset by the effect of closed or sold clinics (1%).

       At March 31, 2015, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,396 dialysis clinics compared to 3,263 dialysis clinics at March 31, 2014. During the three months ended March 31, 2015, we acquired 9 dialysis clinics, opened 42 dialysis clinics and combined or

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

closed 16 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 6% to 286,768 at March 31, 2015 from 270,570 at March 31, 2014.

       Dialysis product revenue decreased slightly (11% increase at Constant Exchange Rates) to $778 million as compared to $782 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, machines, hemodialysis solutions and concentrates, peritoneal dialysis products, products for acute care treatments, renal pharmaceuticals and bloodlines.

       The decrease in gross profit margin to 29.9% from 30.4% primarily reflects the unfavorable impact of varying margins across our four reporting segments. The decrease in the North America Segment was mainly due to generally lower gross profit margins in Care Coordination and stronger growth in Care Coordination compared to our dialysis business at lower than average margins, partially offset by favorable foreign exchange effects impacting our manufacturing operations and lower costs for pharmaceuticals. The decrease in the Latin America Segment was driven by unfavorable foreign exchange effects. The increase in the Asia-Pacific Segment was largely due to favorable business growth in China. The increase in the EMEA Segment was mainly due to favorable foreign exchange effects.

       Selling, general and administrative ("SG&A") expenses increased to $655 million in the three months ended March 31, 2015 from $620 million in the same period of 2014. SG&A expenses as a percentage of sales decreased to 16.5% for the first three months of 2015 in comparison with 17.4% in the same period of 2014 due to decreases in the EMEA Segment and the Asia-Pacific Segment, partially offset by increases in the North America Segment and at Corporate. The decrease in the EMEA Segment was largely due to favorable foreign exchange effects and lower provisions related to compliance investigations we are conducting (see Note 11 of the Notes to the Consolidated Financial Statements (unaudited)). The decrease in the Asia-Pacific Segment was driven by favorable foreign exchange effects, a favorable impact from acquisitions and business growth in China. The increase in the North America Segment was mainly due to higher consulting and legal expenses, higher personnel expense, growth in Care Coordination services at lower than average margins as well as our laboratory services entering into a new agreement at lower rates with a commercial payor. The increase at Corporate was largely driven by higher legal and consulting expenses.

       Income from equity method investees decreased to $6 million for the three months ended March 31, 2015 from $13 million for the same period of 2014 due to decreased income from the Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP") renal pharmaceuticals joint venture.

       Operating income increased to $504 million for the three months ended March 31, 2015 from $445 million for the same period in 2014. Operating income margin increased to 12.7% for the three months ended March 31, 2015 as compared to 12.5% for the same period in 2014 as a result of decreased SG&A as a percentage of revenue, partially offset by the decrease in gross profit margin.

       Delivered EBIT increased by 12% to $450 million for the three months ended March 31, 2015 from $403 million for the same period in 2014 as a result of the operating income impacts noted above, Care Coordination acquisitions in 2014 and by increased noncontrolling interests associated with the creation of new joint ventures.

       Interest expense increased by 45% to $162 million for the three months ended March 31, 2015 from $112 million for the same period in 2014 due to the valuation of the embedded derivative related to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

convertible debt issued in September 2014 and an increase in the average debt level during the quarter, partially offset by a favorable impact from the translation of interest expense on the convertible bond. Interest income increased to $60 million for the three months ended March 31, 2015 from $16 million for the same period in 2014 mainly as a result of the valuation of the call option on our shares related to the issuance of the convertible bond, which fully offsets the increase in the interest expense due to the valuation of the embedded derivative noted above.

       Income tax expense increased to $138 million for the three months ended March 31, 2015 from $102 million for the same period in 2014. The effective tax rate increased to 34.3% from 29.1% for the same period of 2014 mainly driven by a favorable impact in 2014 related to an ongoing tax audit.

       Net income attributable to noncontrolling interests for the three months ended March 31, 2015 increased to $54 million from $42 million for the same period of 2014 primarily driven by Care Coordination acquisitions in 2014 and by the creation of new joint ventures in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended March 31, 2015 increased by 2% to $210 million from $205 million for the same period in 2014 as a result of the combined effects of the items discussed above.

       Basic earnings per share increased by 1% for the three months ended March 31, 2015 to $0.69 as compared with $0.68 for the same period in 2014 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 303.7 million in 2015 (301.5 million in 2014).

       We employed 101,543 people (full-time equivalents) as of March 31, 2015 compared to 91,542 as of March 31, 2014, an increase of 11%, primarily due to acquisitions and overall growth in our business.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the three months ended March 31,
			Change in %
	2015	2014
Total North America Segment
Revenue in $ million	2,771	2,393	16%
Net Health Care	2,571	2,201	17%
Dialysis Products	200	192	4%
Operating income in $ million	340	336	1%
Operating income margin in %	12.3%	14.0%
Delivered EBIT in $ million	288	295	(3%)
Dialysis
Net Revenue in $ million	2,337	2,244	4%
Number of dialysis treatments	6,634,922	6,375,198	4%
Same market treatment growth in %	3.6%	3.3%
Operating income in $ million	325	323	1%
Operating income margin in %	13.9%	14.4%
Delivered EBIT in $ million	282	285	(1%)
Care Coordination
Net Revenue in $ million	434	149	191%
Operating income in $ million	15	13	21%
Operating income margin in %	3.5%	8.6%
Delivered EBIT in $ million	6	10	(45%)
Member Months Under Medical Cost Management	4,268	1,790	138%
Medical Cost Under Management in $ million	36	16	132%
Care Coordination Patient Encounters	1,272,052	79,396	1502%

       North America Segment revenue is driven by our dialysis business as well as Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reporting in prior years. In the discussion below, average revenue per treatment and cost per treatment for the three-month period ended March 31, 2014, has been adjusted to conform to the current presentation.

Dialysis

Revenue

       Net Dialysis revenue increased for the three months ended March 31, 2015 by 4% to $2,337 million from $2,244 million in the same period of 2014.

       Net Dialysis care revenue increased for the three months ended March 31, 2015 by 4% to $2,137 million from $2,052 million in the same period of 2014. This increase was driven by same market treatment growth (4%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       Dialysis treatments increased by 4% for the three months ended March 31, 2015 as compared to the same period in 2014 mostly due to same market treatment growth (4%). At March 31, 2015, 176,326 patients (a 3% increase over March 31, 2014) were being treated in the 2,189 dialysis clinics that we own or operate in the North America Segment, compared to 171,123 patients treated in 2,142 dialysis clinics at March 31, 2014.

       In the U.S., the average revenue per treatment was $341 for the three months ended March 31, 2015 and $339 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. increased to $288 for the three months ended March 31, 2015 from $285 in the same period of 2014. This increase was largely driven by higher personnel expense, increased bad debt provisions and higher costs for medical supplies, partially offset by a favorable impact from pharmaceuticals.

       Dialysis product revenue increased by 4% to $200 million for the three months ended March 31, 2015 as compared to $192 million in the same period in 2014. This was driven by higher sales of renal pharmaceuticals and dialysis machines.

Operating Income

       Dialysis operating income increased to $325 million for the three months ended March 31, 2015 as compared to $323 million in the same period in 2014. Operating income margin decreased to 13.9% for the three months ended March 31, 2015 from 14.4% for the same period in 2014, due to higher consulting and legal expenses, higher personnel expense, lower income from equity method investees and higher donations to U.S. ESRD patient assistance charities, partially offset by a favorable impact from commercial payors and lower costs for renal pharmaceuticals.

Delivered EBIT

       Dialysis delivered EBIT decreased to $282 million for the three months ended March 31, 2015 from $285 million for the same period of 2014 mainly as the result of the impacts noted above in operating income coupled with increased noncontrolling interests associated with the creation of new joint ventures.

Care Coordination

Revenue

       Net Care Coordination revenue increased by 191% to $434 million for the three months ended March 31, 2015 from $149 million for the same period of 2014. This increase is primarily driven by contributions from acquisitions (152%) and increases in organic revenue growth (39%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Operating Income

       Care Coordination operating income increased to $15 million for the three months ended March 31, 2015 from $13 million for the same period of 2014. The operating income margin decreased to 3.5% for the three months ended March 31, 2015 from 8.6% mainly driven by lower margin hospitalist and intensivists services and urgent care services (including the effects of acquisition integration costs for Sound and Cogent Healthcare and development costs associated with our urgent care services, respectively), our laboratory services entering into a new agreement at lower rates with a commercial payor as well as expenditures related to our preparation for various health care risk management programs and, partially offset by a favorable impact from cardiovascular and endovascular specialty services.

Delivered EBIT

       Care Coordination delivered EBIT decreased to $6 million for the three months ended March 31, 2015 from $10 million for the same period of 2014 mainly as the result of the impacts noted above in operating income coupled with noncontrolling interests effects associated with acquisitions.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the three months ended March 31, 2015 was 4,268 months as compared to 1,790 months for the same period of 2014. The increase in membership volume was driven by increases in patients in sub-capitated and other shared savings arrangements with payors.

Medical Cost Under Management

       Care Coordination's medical cost under management for the three months ended March 31, 2015 was $36 million as compared to $16 million for the same period of 2014. The increase in medical cost under management was again driven by increases in patients in sub-capitated and other shared savings arrangements with payors.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the three months ended March 31, 2015 was 1,272,052 encounters and procedures as compared to 79,396 encounters and procedures for the three months ended March 31, 2014, primarily as the result of acquisitions, particularly Sound. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, the BMM program, cardiovascular and endovascular services as well as vascular procedures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

EMEA Segment

	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	629	732	(14%)	5%
Net Health Care	301	357	(16%)	4%
Dialysis Products	328	375	(13%)	5%
Number of dialysis treatments	1,989,057	1,955,502	2%
Same market treatment growth in %	4.2%	4.7%
Operating income in $ million	141	128	11%
Operating income margin in %	22.5%	17.5%
Delivered EBIT in $ million	141	127	11%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation- Constant Currency" below.

Revenue

       Total revenue for the EMEA Segment decreased by 14% (5% increase at Constant Exchange Rates) to $629 million for the three months ended March 31, 2015 as compared to $732 million for the same period of 2014. Net health care service revenue for the EMEA Segment decreased during the three months ended March 31, 2015 by 16% (4% increase at Constant Exchange Rates) to $301 million from $357 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (20%), and the effect of closed or sold clinics (2%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 2% for the three months ended March 31, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%). As of March 31, 2015, we had 52,790 patients (1% increase over March 31, 2014) being treated at the 643 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 52,264 patients treated at 637 clinics at March 31, 2014.

       Dialysis product revenue for the three months ended March 31, 2015 decreased by 13% (5% increase at Constant Exchange Rates) to $328 million compared to $375 million in the same period of 2014. The 5% increase at Constant Exchange Rates was driven by increased sales of dialyzers, products for acute care treatments, peritoneal dialysis products and bloodlines.

Operating Income

       Operating income increased to $141 million for the three months ended March 31, 2015 as compared to $128 million for the same period in 2014. Operating income margin increased to 22.5% for the three months ended March 31, 2015 from 17.5% for the same period in 2014 mainly due to favorable foreign

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

exchange effects, lower provisions related to compliance investigations we are conducting (see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies," included in this report) and sales growth.

Delivered EBIT

       Delivered EBIT increased by 11% to $141 million for the three months ended March 31, 2015 as compared to $127 million for the same period in 2014 due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Asia-Pacific Segment

	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	353	243	45%	56%
Net Health Care	164	88	86%	106%
Dialysis Products	189	155	22%	27%
Number of dialysis treatments	919,163	663,832	38%
Same market treatment growth in %	2.7%	3.5%
Operating income in $ million	85	33	148%
Operating income margin in %	23.9%	14.0%
Delivered EBIT in $ million	83	33	150%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation- Constant Currency" below.

Revenue

       Total revenue for the Asia-Pacific Segment increased by 45% (56% increase at Constant Exchange Rates) to $353 million for the three months ended March 31, 2015 as compared to $243 million for the same period of 2014. Net health care service revenue for the Asia-Pacific Segment increased during the three months ended March 31, 2015 by 86% (106% increase at Constant Exchange Rates) to $164 million from $88 million in the same period of 2014. This increase is a result of contributions from acquisitions (102%), same market treatment growth (3%) and increases in organic revenue per treatment (3%), partially offset by the negative effect of exchange rate fluctuations (20%) and the effect of closed or sold clinics (2%). Dialysis treatments increased by 38% for the three months ended March 31, 2015 over the same period in 2014 mainly due to contributions from acquisitions (37%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (2%). As of March 31, 2015, we had 25,684 patients (a 42% increase over March 31, 2014) being treated at the 318 dialysis clinics that we own,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

operate or manage in the Asia-Pacific Segment compared to 18,132 patients treated at 253 clinics at March 31, 2014.

       Dialysis product revenue for the three months ended March 31, 2015 increased by 22% (27% increase at Constant Exchange Rates, of which China contributed growth of 15%) to $189 million compared to $155 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, bloodlines and products for acute care treatments.

Operating Income

       Operating income increased by 148% to $85 million for the three months ended March 31, 2015 as compared to $33 million for the same period in 2014. Operating income margin increased to 23.9% for the three months ended March 31, 2015 from 14.0% for the same period in 2014 mainly due to favorable foreign exchange effects, business growth in China and a positive impact from acquisitions.

Delivered EBIT

       Delivered EBIT increased by 150% to $83 million for the three months ended March 31, 2015 as compared to $33 million for the same period in 2014 due to items noted above in operating income coupled with increased noncontrolling interests associated with certain management contracts.

Latin America Segment

	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	198	186	7%	23%
Net Health Care	146	136	7%	23%
Dialysis Products	52	50	5%	23%
Number of dialysis treatments	1,228,260	1,110,609	11%
Same market treatment growth in %	5.4%	4.7%
Operating income in $ million	18	19	(4%)
Operating income margin in %	9.0%	10.0%
Delivered EBIT in $ million	18	19	(4%)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation- Constant Currency" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Revenue

       Total revenue for the Latin America Segment increased by 7% (23% increase at Constant Exchange Rates) to $198 million for the three months ended March 31, 2015 as compared to $186 million for the same period of 2014. Net health care service revenue for the Latin America Segment increased by 7% during the three months ended March 31, 2015 to $146 million (23% increase at Constant Exchange Rates) as compared to $136 million in the same period of 2014. This increase is a result of contributions from increases in organic revenue per treatment (12%), acquisitions (6%) and growth in same market treatments (5%), partially offset by the negative effect of exchange rate fluctuations (16%). Dialysis treatments increased by 11% for the three months ended March 31, 2015 over the same period in 2014 mainly due to contributions from acquisitions (6%) and same market treatment growth (5%). As of March 31, 2015, we had 31,968 patients (a 10% increase over March 31, 2014) being treated at the 246 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 29,051 patients treated at 231 clinics at March 31, 2014.

       Dialysis product revenue for the three months ended March 31, 2015 increased by 5% (23% increase at Constant Exchange Rates) to $52 million compared to $50 million in the same period of 2014. The 23% increase at Constant Exchange Rates was driven by increased sales of dialyzers, hemodialysis solutions and concentrates and peritoneal dialysis products.

Operating Income

       Operating income decreased slightly to $18 million for the three months ended March 31, 2015 as compared to $19 million for the same period in 2014. Operating income margin decreased to 9.0% for the three months ended March 31, 2015 from 10.0% for the same period in 2014 mainly due to unfavorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT decreased slightly to $18 million for the three months ended March 31, 2015 as compared to $19 million for the same period in 2014 due to the impact noted above for operating income.

Liquidity and Capital Resources

Three months ended March 31, 2015 compared to three months ended March 31, 2014

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       At March 31, 2015, we had cash and cash equivalents of $623 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – Amended Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first three months of 2015 and 2014, we generated net cash provided by operating activities of $447 million and $112 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in 2015 versus 2014 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement which occurred in the first quarter of 2014, the impact of other working capital items such as the timing related to the payment of payables and other liabilities as well as decreased inventory.

       The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2015, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts, (iii) commencing January 1, 2014, the reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see discussion above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

       Our working capital, which is defined as current assets less current liabilities, was $3,053 million at March 31, 2015 which decreased from $3,247 million at December 31, 2014. The change is primarily the result of a decrease in prepaid and other current assets as a result of income tax prepayments made in 2014; increased accrued expenses; a decrease in our trade accounts receivable; and a decrease in our accounts receivable from related parties, partially offset by increased inventories and an increase in deferred taxes. Our ratio of current assets to current liabilities was 1.86 and 1.93 at March 31, 2015 and December 31, 2014, respectively.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 71 at March 31, 2015, a decrease as compared to 72 at December 31, 2014.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	March 31, 2015	December 31, 2014
North America days sales outstanding	52	50

EMEA days sales outstanding	110	104

Asia-Pacific days sales outstanding	112	124

Latin America days sales outstanding	133	128

FMC-AG & Co. KGaA average days sales outstanding	71	72

       The DSO increase in North America to a large extent was driven by the impact of the timing of cash collections. The EMEA Segment's DSO increase reflects payment fluctuations in the region. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China. The Latin America Segment's DSO increase reflects periodic delays in payment collections.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

       We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $209 million and $332 million in investing activities in the three months ended March 31, 2015 and 2014, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $197 million and $197 million in the first three months of 2015 and 2014, respectively. In the first three months of 2015, capital expenditures were $108 million in the North America Segment, $52 million at Corporate, $27 million for the EMEA Segment, $6 million for the Asia-Pacific Segment and $4 million for the Latin America Segment. Capital expenditures in the first three months of 2014 were $89 million in the North America Segment, $66 million at Corporate, $32 million for the EMEA Segment, $6 million for the Asia-Pacific Segment and $4 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in the North America Segment, Germany and France and capitalization of machines provided to our customers. Capital expenditures were approximately 5% of total revenue in the first three months of 2015 as compared to 6% for the same period in 2014.

       In addition to the capital expenditures discussed above, we invested in the dialysis business approximately $22 million cash in the first three months of 2015, $13 million in the North America Segment, $7 million in the Asia-Pacific Segment, $1 million in the EMEA Segment and $1 million at Corporate. Additionally, during the first three months of 2015, we received $11 million from divestitures, including $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. In the first three months of 2014, we invested approximately $137 million cash, $116 million in the North America Segment, $9 million in the EMEA Segment, $6 million in the Asia-Pacific Segment and $6 million in the Latin America Segment. The acquisitions in 2014 were mainly driven by investments in available-for-sale financial assets.

       We anticipate capital expenditures of approximately $1.0 billion and expect to make acquisitions of approximately $0.4 billion in 2015. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash used in financing activities was $237 million in the first three months of 2015 compared to net cash provided by financing activities of $116 million in the first three months of 2014.

       In the three-month period ended March 31, 2015, cash was mainly used due to a reduction in the Accounts Receivable facility, distributions to noncontrolling interests and repayments of short-term borrowings and long-term debt, partially offset by proceeds from short-term borrowings and short-term borrowings from related parties, proceeds from exercise of stock options and contributions from noncontrolling interests. In the first three months of 2014, cash was provided by proceeds from long-term and short-term borrowings and proceeds from the draw-down under our Accounts Receivable facility, partially offset by the repayment of European Investment Bank Agreements, repayment of portions of long-term debt and short-term borrowings and distributions to noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $680 million, 17.2% of revenues for the three-month period ended March 31, 2015, and $612 million, 17.2% of revenues for the same period of 2014. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

	For the three months ended March 31,
	2015	2014
	(in millions)
Total EBITDA	$680	$612
Interest expense (net of interest income)	(102)	(96)
Income tax expense	(138)	(102)
Change in deferred taxes, net	(53)	(3)
Changes in operating assets and liabilities	59	(338)
Stock compensation expense	4	6
Other items, net	(3)	33

Net cash provided by (used in) operating activities	$447	$112

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

       The following table shows the significant cash flow key performance indicators for the three months ended March 31, 2015 and 2014:

	For the three months ended March 31,
	2015	2014
	(in millions)
Revenue	$3,960	$3,564
Net cash provided by (used in) operating activities	447	112
Capital expenditures	(201)	(200)
Proceeds from sale of property, plant and equipment	4	3

Capital expenditures, net	(197)	(197)

Free cash flow	250	(85)
Net cash provided by (used in) operating activities as a % of revenue	11.3%	3.2%
Free cash flow as a % of revenue	6.3%	(2.4%)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

Balance Sheet Structure

       Total assets as of March 31, 2015 decreased to $25,107 billion from $25,447 billion as compared to December 31, 2014. Current assets as a percent of total assets remained flat at 26% at March 31, 2015 as compared to December 31, 2014. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 40% at March 31, 2015 as compared to 39% at December 31, 2014.

Outlook

       Below is a table showing our growth outlook for 2015. The outlook for 2015 and the growth rates indicated for 2016 are based on exchange rates prevailing at the beginning of 2015:

Targets 2015
Revenue	growth 5 – 7%
Operating income	moderate growth
Net income growth(1)	growth 0 – 5%
Basic earnings per share growth(1)	based on development of net income
Capital Expenditures	~ $1.0 billion
Acquisitions and investments	~ $0.4 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	~ 3.0
Employees(2)	> 105,000
Research and development expenses	~ $140 million
(1)
Net income attributable to shareholders of FMC AG & Co. KGaA

(2)
Full-time equivalents

       For the year 2016 we expect an acceleration of growth to achieve our mid-term targets with increases of revenue of 9% to 12% and net income attributable to shareholders of FMC AG & Co. KGaA growing by 15% to 20%.

Recently Implemented Accounting Pronouncements

       On January 23, 2014, FASB issued Accounting Standards Update 2014-05 ("ASU 2014-05") Service Concession Arrangements (Topic 853). ASU 2014-05's objective is to specify that an operating entity should not account for a service concession arrangement that is within the scope of ASU 2014-05 as a lease. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-05 as of January 1, 2015. ASU 2014-05 does not have a material impact on the Company and its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       On April 10, 2014 FASB issued Accounting Standards Update 2014-08 ("ASU 2014-08") Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08's objective is to reduce the complexity and difficulty in applying guidance for discontinued operations. ASU 2014-08's main focus is to limit the presentation to disposals representing a strategic shift that has a major effect on operations or financial results. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-08 as of January 1, 2015. ASU 2014-08 does not have a material impact on our Consolidated Financial Statements.

       On June 12, 2014, FASB issued Accounting Standards Update 2014-11 ("ASU 2014-11"), Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements, i.e these transactions will be accounted for as secured borrowings. ASU 2014-11 also requires additional disclosures about repurchase agreements and other similar transactions. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-11 as of January 1, 2015. ASU 2014-11 does not have a material impact on the Company and its Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Adopted

       On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles—Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). This update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2016. Earlier adoption is not permitted. We are currently evaluating the impact of ASU 2014-09 on our Consolidated Financial Statements.

       On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-02 on our Consolidated Financial Statements.

       On April 7, 2015, FASB issued Accounting Standards Update 2015-03 ("ASU 2015-03"), Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We will adopt this ASU beginning in the fiscal year 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2015 and 2014

       On April 15, 2015, FASB issued Accounting Standards Update 2015-05 ("ASU 2015-05"), Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which assists entities in evaluating the accounting for fees paid by a customer in a cloud computing arrangement, depending upon the inclusion or exclusion of software licenses. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-05 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2015	2014
Net revenue:
Health Care	$3,289,011	$2,845,424
Less: Patient service bad debt provision	106,607	63,237

Net Health Care	3,182,404	2,782,187
Dialysis Products	777,523	781,405

	3,959,927	3,563,592
Costs of revenue:
Health Care	2,415,729	2,117,604
Dialysis Products	360,148	363,856

	2,775,877	2,481,460
Gross profit	1,184,050	1,082,132
Operating (income) expenses:
Selling, general and administrative	654,916	619,731
Research and development	30,938	30,028
Income from equity method investees	(6,204)	(12,522)

Operating income	504,400	444,895
Other (income) expense:
Interest income	(59,940)	(15,415)
Interest expense	162,048	111,676

Income before income taxes	402,292	348,634
Income tax expense	137,861	101,284

Net income	264,431	247,350
Less: Net income attributable to noncontrolling interests	54,883	41,888

Net income attributable to shareholders of FMC-AG & Co. KGaA	$209,548	$205,462

Basic earnings per share	$0.69	$0.68

Fully diluted earnings per share	$0.69	$0.68

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2015	2014
Net Income	$264,431	$247,350

Gain (loss) related to cash flow hedges	6,952	6,959
Actuarial gain (loss) on defined benefit pension plans	9,229	4,354
Gain (loss) related to foreign currency translation	(127,433)	(47,056)
Income tax (expense) benefit related to components of other comprehensive income	(5,924)	(3,550)

Other comprehensive income (loss), net of tax	(117,176)	(39,293)

Total comprehensive income	$147,255	$208,057
Comprehensive income attributable to noncontrolling interests	50,930	41,855

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$96,325	$166,202

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share data)

	March 31, 2015	December 31, 2014
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$622,922	$633,855
Trade accounts receivable less allowance for doubtful accounts of $433,095 in 2015 and $418,508 in 2014	3,170,188	3,203,655
Accounts receivable from related parties	162,480	193,225
Inventories	1,159,506	1,115,554
Prepaid expenses and other current assets	1,213,557	1,333,067
Deferred taxes	270,664	245,354

Total current assets	6,599,317	6,724,710
Property, plant and equipment, net	3,224,053	3,290,180
Intangible assets	859,050	869,411
Goodwill	13,019,361	13,082,180
Deferred taxes	124,993	141,052
Investment in equity method investees	612,365	676,822
Other assets and notes receivables	667,605	662,746

Total assets	$25,106,744	$25,447,101

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$583,485	$573,184
Accounts payable to related parties	137,138	140,731
Accrued expenses and other current liabilities	2,263,542	2,197,245
Short-term borrowings and other financial liabilities	118,359	132,693
Short-term borrowings from related parties	24,450	5,357
Current portion of long-term debt and capital lease obligations	307,052	313,607
Income tax payable	77,602	79,687
Deferred taxes	34,380	34,787

Total current liabilities	3,546,008	3,477,291
Long-term debt and capital lease obligations, less current portion	8,601,656	9,080,277
Other liabilities	454,444	411,976
Pension liabilities	603,528	642,318
Income tax payable	146,537	177,601
Deferred taxes	788,750	804,609

Total liabilities	14,140,923	14,594,072
Noncontrolling interests subject to put provisions	827,094	824,658
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 311,438,192 issued and 303,889,241 outstanding	385,591	385,215
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,556,669	3,546,075
Retained earnings	7,314,328	7,104,780
Accumulated other comprehensive income (loss)	(1,200,966)	(1,087,743)

Total FMC-AG & Co. KGaA shareholders' equity	9,550,608	9,443,313
Noncontrolling interests not subject to put provisions	588,119	585,058
Total equity	10,138,727	10,028,371

Total liabilities and equity	$25,106,744	$25,447,101

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	For the three months ended March 31,
	2015	2014
Operating Activities:
Net income	$264,431	$247,350
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	175,854	167,167
Change in deferred taxes, net	(52,797)	(3,459)
(Gain) loss on sale of fixed assets and investments	1,043	806
Compensation expense related to stock options	4,478	6,174
Investments in equity method investees, net	(3,797)	32,399
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(109,125)	(62,915)
Inventories	(93,321)	(111,648)
Prepaid expenses, other current and non-current assets	119,698	(26,831)
Accounts receivable from related parties	15,618	(18,215)
Accounts payable to related parties	12,411	41,018
Accounts payable, accrued expenses and other current and non-current liabilities	129,948	(180,308)
Income tax payable	(17,171)	20,756

Net cash provided by (used in) operating activities	447,270	112,294

Investing Activities:
Purchases of property, plant and equipment	(201,196)	(199,631)
Proceeds from sale of property, plant and equipment	3,579	2,480
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(21,896)	(137,157)
Proceeds from divestitures	10,678	2,381

Net cash provided by (used in) investing activities	(208,835)	(331,927)

Financing Activities:
Proceeds from short-term borrowings	53,153	40,200
Repayments of short-term borrowings	(61,417)	(35,277)
Proceeds from short-term borrowings from related parties	20,608	72,178
Proceeds from long-term debt and capital lease obligations	1,860	271,544
Repayments of long-term debt and capital lease obligations	(60,850)	(267,486)
Increase (decrease) of accounts receivable securitization program	(156,250)	68,000
Proceeds from exercise of stock options	16,451	5,807
Distributions to noncontrolling interests	(62,015)	(52,157)
Contributions from noncontrolling interests	11,171	13,402

Net cash provided by (used in) financing activities	(237,289)	116,211

Effect of exchange rate changes on cash and cash equivalents	(12,079)	(5,228)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(10,933)	(108,650)
Cash and cash equivalents at beginning of period	633,855	682,777

Cash and cash equivalents at end of period	$622,922	$574,127

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2015 (unaudited) and
year ended December 31, 2014 (audited)
(in thousands, except share data)

	Ordinary Shares		Treasury Stock				Accumulated Other comprehensive income (loss)	Total FMC-AG & Co. KGaA shareholders' equity
									Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2013	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020
Proceeds from exercise of options and related tax effects	2,108,521	2,804	-	-	99,182	-	-	101,986	-	101,986
Proceeds from conversion of preference shares into ordinary shares	-	-	-	-	-	-	-	-	-	-
Compensation expense related to stock options	-	-	-	-	8,507	-	-	8,507	-	8,507
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	(317,903)	-	(317,903)	-	(317,903)
Purchase/ sale of noncontrolling interests	-	-	-	-	(2,184)	-	-	(2,184)	327,220	325,036
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(71,054)	(71,054)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(89,767)	-	-	(89,767)	-	(89,767)
Net income	-	-	-	-	-	1,045,266	-	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	-	-	-	-	-	-	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	-	-	-	-	-	-	-	508,110	78,436	586,546

Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

Proceeds from exercise of options and related tax effects	333,941	376	-	-	15,403	-	-	15,779	-	15,779
Compensation expense related to stock options	-	-	-	-	4,479	-	-	4,479	-	4,479
Dividends paid	-	-	-	-	-	-	-	-	-	-
Purchase/ sale of noncontrolling interests	-	-	-	-	2,343	-	-	2,343	(7,794)	(5,451)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(14,234)	(14,234)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(11,631)	-	-	(11,631)	-	(11,631)
Net income	-	-	-	-	-	209,548	-	209,548	25,563	235,111
Other comprehensive income (loss)	-	-	-	-	-	-	(113,223)	(113,223)	(474)	(113,697)

Comprehensive income	-	-	-	-	-	-	-	96,325	25,089	121,414

Balance at March 31, 2015	311,438,192	$385,591	(7,548,951)	$(505,014)	$3,556,669	$7,314,328	$(1,200,966)	$9,550,608	$588,119	$10,138,727

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis care services related to the dialysis treatment a patient with end-stage renal disease ("ESRD") receives, as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services. In addition, the Company also provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 14 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at March 31, 2015 and for the three months ended March 31, 2015 and 2014 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2014 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2014, contained in the Company's 2014 Annual Report on Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results of operations for the year ending December 31, 2015.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.1% of the Company's outstanding shares at March 31, 2015. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. Under these agreements, the Company also performs clinical studies and marketing and distribution services for certain of its equity method investees.

       The Company is party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and contain renewal options.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

business was sold to Kabi USA in the amount of $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the three months ended March 31, 2015		For the three months ended March 31, 2014		March 31, 2015		December 31, 2014
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	47	6,323	130	7,259	266	4,787	106	3,134
Fresenius SE affiliates	2,034	18,204	1,718	20,208	566	2,508	1,396	2,462
Equity method investees	2,793	-	5,006	-	7,890	291	4,265	270

Total	$4,874	$24,527	$6,854	$27,467	$8,722	$7,586	$5,767	$5,866

Lease Agreements
Fresenius SE	-	2,393	-	2,606	-	-	-	-
Fresenius SE affiliates	-	3,694	-	4,432	-	-	-	-

Total	$-	$6,087	$-	$7,038	$-	$-	$-	$-

Products
Fresenius SE	2	-	-	-	-	-	-	-
Fresenius SE affiliates	6,720	9,309	7,469	10,103	8,145	4,580	18,352	4,132

Total	$6,722	$9,309	$7,469	$10,103	$8,145	$4,580	$18,352	$4,132

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2015 and December 31, 2014, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $122,555 and $146,144, respectively. As of March 31, 2015 and December 31, 2014, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $124,972 and $103,386, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On August 19, 2009, the Company borrowed €1,500 ($1,614 at March 31, 2015 and $1,821 at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2015 with an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,614 at March 31, 2015 and $1,821 at December 31, 2014) from the General Partner at 1.875%. This loan is due on November 27, 2015 with an interest rate of 1.506%.

       On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. The loan agreement contains automatic one year renewals and requires a six-month termination notice.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At December 31, 2014 Fresenius SE held unsecured Senior Notes issued by the Company in the amount of $1,170. The Senior Notes were issued in 2014, mature in 2020 and 2024, respectively, and have a coupon rate of 4.125% and 4.75%. As of January 7, 2015, Fresenius SE sold all positions held on these Senior Notes.

       At March 31, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($8,930 at March 31, 2015 and $10,077 at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each have a coupon rate of 5.25% with interest payable semiannually.

       At March 31, 2015 and December 31, 2014, the Company borrowed from Fresenius SE €19,700 and €1,400 ($21,195 at March 31, 2015 and $1,700 at December 31, 2014) on an unsecured basis at an interest rate of 1.16% and 1.188%, respectively. Subsequent to March 31, 2015, the Company received an additional advance from Fresenius SE increasing the amount borrowed to €41,200 ($44,327) and is due on April 30, 2015. For further information on this loan agreement, see Note 5. "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition members of the Management Board and the Supervisory Board as key management personnel, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $4,024 and $8,172, respectively, for its management services during the three months ended March 31, 2015 and 2014. As of March 31, 2015 and December 31, 2014, the Company had accounts receivable from the General Partner in the amount of $558 and $462, respectively. The Company did not have an outstanding accounts payable balance with the General Partner at March 31, 2015 as compared to a balance outstanding at December 31, 2014 in the amount of $27,347.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

3.    Inventories

       At March 31, 2015 and December 31, 2014, inventories consisted of the following:

	March 31, 2015	December 31, 2014
Finished goods	$677,118	$677,110
Health care supplies	226,796	170,614
Raw materials and purchased components	192,553	197,920
Work in process	63,039	69,910

Inventories	$1,159,506	$1,115,554

4.    Other Assets and Notes Receivables

       On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan was 18 months and ended on February 12, 2015. The Company assesses the recoverability of this investment based on quarterly financial statements and other information obtained, used for an assessment of profitability and business plan objectives, as well as by analyzing general economic and market conditions in which the provider operates. On April 30, 2014, the Payee exercised the PIK feature and converted $10,137 of accrued interest then due to outstanding principal. Consequently, at March 31, 2015, $180,137 is effectively drawn down with $8,260 of interest income accrued. Interest is payable on a semi-annual basis. On April 30, 2015, the payee paid interest of $9,836.

5.    Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

       At March 31, 2015 and December 31, 2014, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	March 31, 2015	December 31, 2014
Borrowings under lines of credit	$117,964	$132,495
Other financial liabilities	395	198

Short-term borrowings and other financial liabilities	118,359	132,693
Short-term borrowings from related parties (see Note 2.b, excluding interest)	24,450	5,357

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$142,809	$138,050

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Short-term Borrowings from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. On March 31, 2015, the Company received an advance of €19,700 ($21,195) at an interest rate of 1.16%. Subsequent to March 31, 2015, the Company received an additional advance from Fresenius SE increasing the amount borrowed to €41,200 ($44,327) and is due on April 30, 2015. For further information on short-term borrowings from related party outstanding at March 31, 2015, see Note 2 b.

6.    Long-term Debt and Capital Lease Obligations

       At March 31, 2015 and December 31, 2014, long-term debt and capital lease obligations consisted of the following:

	March 31, 2015	December 31, 2014
Amended 2012 Credit Agreement	$2,813,800	$2,900,222
Senior Notes	5,336,725	5,514,947
Equity-neutral convertible bonds	401,723	451,653
Accounts receivable facility	185,500	341,750
Capital lease obligations	39,013	40,991
Other	$131,947	$144,321

Long-term debt and capital lease obligations	8,908,708	9,393,884
Less current portion	(307,052)	(313,607)

Long-term debt and capital lease obligations, less current portion	$8,601,656	$9,080,277

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at March 31, 2015 and at December 31, 2014:

	Maximum Amount Available March 31, 2015		Balance Outstanding March 31, 2015
Revolving Credit USD	$1,000,000	$1,000,000	$47,485	$47,485
Revolving Credit EUR	€400,000	$430,360	€-	$-
USD Term Loan	$2,450,000	$2,450,000	$2,450,000	$2,450,000
EUR Term Loan	€294,000	$316,315	€294,000	$316,315

		$4,196,675		$2,813,800

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	Maximum Amount Available December 31, 2014		Balance Outstanding December 31, 2014
Revolving Credit USD	$1,000,000	$1,000,000	$35,992	$35,992
Revolving Credit EUR	€400,000	$485,640	€-	$-
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000
EUR Term Loan	€300,000	$364,230	€300,000	$364,230

		$4,349,870		$2,900,222

       At March 31, 2015 and December 31, 2014, the Company had letters of credit outstanding in the amount of $6,893 and $6,893, respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the respective revolving credit facility.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the accounts receivable facility at March 31, 2015 and at December 31, 2014:

	Maximum Amount Available(1)		Balance Outstanding
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Accounts Receivable Facility	$800,000	$800,000	$185,500	$341,750

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $66,622 as of March 31, 2015 and $66,622 at December 31, 2014. These letters of credit are not included above as part of the balance outstanding at March 31, 2015 and December 31, 2014; however, they reduce available borrowings under the accounts receivable facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

7.    Earnings Per Share

       The following table contains reconciliations of the numerator and denominators of the basic and diluted earnings per share computations for the three months ended March 31, 2015 and 2014:

	For the three months ended March 31,
	2015	2014
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$209,548	$205,462
Denominators:
Weighted average number of Ordinary shares outstanding	303,683,075	301,491,046
Potentially dilutive Ordinary shares	1,015,241	378,831

Total weighted average Ordinary shares outstanding assuming dilution	304,698,316	301,869,877
Basic earnings per share	$0.69	$0.68
Fully diluted earnings per share	$0.69	$0.68

8.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three months ended March 31, 2015 and 2014, respectively.

	For the three months ended March 31,
	2015	2014
Components of net periodic benefit cost:
Service cost	$6,372	$4,739
Interest cost	6,943	7,404
Expected return on plan assets	(4,098)	(3,925)
Amortization of unrealized losses	9,229	4,354

Net periodic benefit costs	$18,446	$12,572

9.    Noncontrolling Interests Subject to Put Provisions

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At March 31, 2015 and December 31, 2014, the Company's potential obligations under these put options were $827,094 and $824,658. At March 31, 2015 and December 31, 2014, put options with an aggregate purchase obligation of $130,927 and $123,846, respectively, were exercisable. No put options were exercised during the first three months of 2015.

       The following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2015 and the year ended December 31, 2014:

	March 31, 2015	December 31, 2014
Beginning balance as of January 1,	$824,658	$648,251
Contributions to noncontrolling interests	(44,526)	(142,696)
Purchase/ sale of noncontrolling interests	7,015	83,252
Contributions from noncontrolling interests	2,475	16,064
Changes in fair value of noncontrolling interests	11,631	89,767
Net income	29,320	133,593
Other comprehensive income (loss)	(3,479)	(3,573)

Ending balance as of March 31, 2015 and December 31, 2014	$827,094	$824,658

10.    Sources of Revenue

       Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the three months ended March 31, 2015 and 2014.

	2015	2014
Medicare program	$1,200,772	$1,094,338
Private/alternative payors	1,134,161	947,477
Medicaid and other government sources	129,228	109,486
Hospitals	213,951	112,701

Total patient service revenue	$2,678,112	$2,264,002

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

11.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On August 27, 2012, Baxter Health International Inc. ("Baxter") filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's Liberty® cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The parties have resolved this patent dispute and will jointly file a motion to dismiss and irrevocably terminate this litigation.

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in several state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. The attorneys general of Louisiana and Mississippi have also filed complaints under their state deceptive practice statutes and in their state courts based on allegations similar to those advanced in the personal injury litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

       Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas. On February 9, 2015, the Company reached an agreement in principle with the United States Attorney for the Southern District of Florida to resolve the Southern Florida (Miami) investigation, which arose from allegations made in whistleblower actions filed under seal in July 2011. Under the settlement, which remains contingent on judicial approval, the Company will pay $1.2 million to the United States. The settlement and whistleblower complaint relate to actions prior to the Company's acquisition of AAC by a physician no longer associated with the Company.

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to two products manufactured by FMCH, electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions. On March 31, 2015, the relator served his complaint styled Reihanifam v. Fresenius USA, Inc,, 2013 Civ. 11486 (D. Mass.). The Company will vigorously defend against the relator's action.

       In January 2013 and April 2015, respectively, FMCH received subpoenas from the United States Attorney for the Western District of Louisiana and the Attorney General for the Commonwealth of Massachusetts requesting discovery responses relating to the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above. FMCH has cooperated fully in the government's investigations.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       Other than those contingent liabilities mentioned above, the amount of the Company's other known contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

12.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at March 31, 2015, and December 31, 2014.

		March 31, 2015		December 31, 2014
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$622,922	622,922	$633,855	633,855
Accounts receivable(1)(2)	2	3,363,386	3,363,386	3,431,672	3,431,672
Available for sale financial assets	1	175,523	175,523	171,917	171,917
Notes Receivables	3	180,577	185,441	180,250	180,308
Liabilities
Accounts payable(1)	2	720,623	720,623	713,915	713,915
Short-term borrowings(1)	2	142,809	142,809	138,050	138,050
Long term debt, excluding Amended 2012 Credit Agreement, Senior Notes and Convertible Bonds	2	356,460	356,460	527,062	527,062
Amended 2012 Credit Agreement	2	2,813,800	2,813,800	2,900,222	2,900,222
Senior Notes	2	5,336,725	5,877,684	5,514,947	5,992,859
Convertible Bonds	2	401,723	524,764	451,653	531,193
Noncontrolling interests subject to put provisions	3	827,094	827,094	824,658	824,658

(1) Also includes amounts from related parties.

(2) Includes long-term accounts receivable, which are included in "Other assets and notes receivables" in the Consolidated Balance Sheets.

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

       The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 4 for further information on the long-term notes receivable.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 9 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

       At March 31, 2015 and December 31, 2014, the Company had $26,958 and $26,820 of derivative financial assets subject to netting arrangements and $97,906 and $52,380 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $6,628 and $13,856 as well as net liabilities of $77,576 and $39,416 at March 31, 2015 and December 31, 2014, respectively.

       In connection with the issuance of the Convertible Bonds, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At March 31, 2015 and December 31, 2014, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $280,574 and $401,555 at March 31, 2015 and December 31, 2014, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,345,171 and $1,568,928 at March 31, 2015 and December 31, 2014, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.68%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At March 31, 2015 and December 31, 2014, the notional amount of the euro-denominated interest rate swaps in place was €394,000 and €394,000 ($423,905 and $478,355 at March 31, 2015 and December 31, 2014, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At March 31, 2015 and December 31, 2014, the Company had $71,526 and $85,675, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at March 31, 2015 and December 31, 2014.

	March 31, 2015		December 31, 2014
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	576	(37,383)	2,659	(24,509)
Non-current
Foreign exchange contracts	2	(27)	—	(77)
Interest rate contracts	—	(4,945)	—	(4,779)

Total	$578	$(42,355)	$2,659	$(29,365)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	31,577	(63,170)	25,582	(29,295)
Non-current
Foreign exchange contracts	—	—	—	(137)
Derivatives embedded in the Convertible Bonds	—	(103,509)	—	(65,767)
Share Options to secure the Convertible Bonds	103,509	—	65,767	—

Total	$135,086	$(166,679)	$91,349	$(95,199)

(1)    At March 31, 2015 and December 31, 2014, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)    Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the three months ended March 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2015	2014		2015	2014
Interest rate contracts	$13,509	$(125)	Interest income/expense	$6,165	$7,358
Foreign exchange contracts	(19,928)	(845)	Costs of Revenue	7,206	571

	$(6,419)	$(970)		$13,371	$7,929

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the three months ended March 31,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2015	2014
Foreign exchange contracts	Selling, general and administrative expense	$(29,247)	$(2,298)
Foreign exchange contracts	Interest income/expense	2,433	1,226

		$(26,814)	$(1,072)

       For foreign exchange derivatives, the Company expects to recognize $17,873 of losses deferred in AOCI at March 31, 2015, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $20,306 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at March 31, 2015.

       At March 31, 2015, the Company had foreign exchange derivatives with maturities of up to 14 months and interest rate swaps with maturities of up to 55 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

13.    Other Comprehensive Income (Loss)

       Changes in AOCI, net of tax, by component for the three months ended March 31, 2015 and 2014 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)
Other comprehensive income (loss) before reclassifications	(556)	—	(47,023)	(47,579)	(33)	(47,612)
Amounts reclassified from AOCI	5,579	2,740	—	8,319	—	8,319

Other comprehensive income (loss) after reclassifications	5,023	2,740	(47,023)	(39,260)	(33)	(39,293)

Balance at March 31, 2014	$(116,833)	$(139,247)	$(333,767)	$(589,847)	$792	$(589,055)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

Other comprehensive income (loss) before reclassifications	(5,485)	—	(123,480)	(128,965)	(3,953)	(132,918)
Amounts reclassified from AOCI	9,955	5,787	—	15,742	—	15,742

Other comprehensive income (loss) after reclassifications	4,470	5,787	(123,480)	(113,223)	(3,953)	(117,176)

Balance at March 31, 2015	$(98,807)	$(276,232)	$(825,927)	$(1,200,966)	$(9,214)	$(1,210,180)

       Reclassifications out of AOCI for the three months ended March 31, 2015 and 2014 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components
	2015	2014
(Gain) Loss related to cash flow hedges
Interest rate contracts	$6,165	$7,358	Interest income/expense
Foreign exchange contracts	7,206	571	Costs of Revenue

	13,371	7,929	Total before tax

	(3,416)	(2,350)	Tax expense or benefit

	$9,955	$5,579	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	9,229	4,354	(1)

	9,229	4,354	Total before tax

	(3,442)	(1,614)	Tax expense or benefit

	$5,787	$2,740	Net of tax

Total reclassifications for the period	$15,742	$8,319	Net of tax

(1)  Included in the computation of net periodic pension cost (see Note 8 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Segment and Corporate Information

       In 2015, the Company increased its operating segments from three to four segments to align with the way in which it is currently managed. The operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015.

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three-month periods ended March 31, 2015 and 2014 is set forth below.

	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
2015
Net revenue external customers	$2,771,479	$629,006	$353,038	$197,880	$3,951,403	$8,524	$3,959,927
Inter - segment revenue	1,290	0	0	99	1,389	(1,389)	-

Revenue	2,772,769	629,006	353,038	197,979	3,952,792	7,135	3,959,927

Operating income	340,084	141,256	84,512	17,857	583,709	(79,309)	504,400

Depreciation and amortization	(97,190)	(28,327)	(10,831)	(4,812)	(141,160)	(34,694)	(175,854)

Income (loss) from equity method investees	4,506	1,063	362	273	6,204	-	6,204
Total assets	16,980,212	3,326,825	1,790,211	684,152	22,781,400	2,325,344	25,106,744
thereof investments in equity method investees	270,983	210,902	105,968	24,512	612,365	-	612,365
Capital expenditures, acquisitions and investments(1),(2)	121,232	30,750	12,929	5,459	170,370	52,722	223,092
2014(3)
Net revenue external customers	$2,392,907	$732,344	$242,780	$185,774	$3,553,805	$9,787	$3,563,592
Inter - segment revenue	1,280	-	-	-	1,280	(1,280)	-

Revenue	2,394,187	732,344	242,780	185,774	3,555,085	8,507	3,563,592

Operating income	335,562	127,800	34,091	18,555	516,008	(71,113)	444,895

Depreciation and amortization	(87,649)	(32,781)	(7,526)	(4,714)	(132,670)	(34,497)	(167,167)

Income (loss) from equity method investees	10,551	1,164	539	268	12,522	-	12,522
Total assets	14,860,218	4,099,282	1,483,338	685,029	21,127,867	2,294,810	23,422,677
thereof investments in equity method investees	300,110	298,359	135,443	-	733,912	-	733,912
Capital expenditures, acquisitions and investments(4)	204,899	42,070	12,090	10,477	269,536	67,252	336,788

(1) EMEA, Asia-Pacific and Latin America acquisitions exclude $12,887, $33,960 and $309, respectively, of non-cash acquisitions for 2015.

(2) Business combinations during the last twelve months increased the Company´s Net Income (Net Income attributable to the shareholders of FMC-AG & Co. KGaA) in Q1 2015 by $678 including the costs of the acquisitions.

(3) Prior year information was adjusted to conform to the current year´s presentation due to the disaggregation of the International Segment disclosed previously into the EMEA Segment, Asia-Pacific Segment and Latin America Segment.

(4) EMEA, Asia-Pacific and Latin America acquisitions exclude $1,515, $4,376 and $1,678, respectively, of non-cash acquisitions for 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the three months ended March 31,
	2015	2014
Supplementary cash flow information:
Cash paid for interest	$150,890	$164,393

Cash paid for income taxes(1)	$65,168	$83,138

Cash inflow for income taxes from stock option exercises(2)	$2,915	$545

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(64,453)	$(31,589)
Liabilities assumed	5,025	2,251
Noncontrolling interest subject to put provisions	5,832	-
Noncontrolling interest	(8,073)	288
Non-cash consideration	47,156	7,569

Cash paid	(14,513)	(21,481)
Less cash acquired	473	105

Net cash paid for acquisitions	(14,040)	(21,376)
Cash paid for investments	(4,541)	(112,848)
Cash paid for intangible assets	(3,315)	(2,933)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(21,896)	$(137,157)

(1) Net of tax refund.

(2) Thereof the excess tax benefit allocated to additional paid-in capital for the three-months ended March 31, 2015 and 2014 was $2,206 and $232, respectively.

16.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at March 31, 2015 and December 31, 2014 and for the three-months periods ended March 31, 2015 and 2014. The following combining financial information for the Company is at March 31, 2015 and December 31, 2014 and for the three-months periods ended March 31, 2015 and 2014, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$462,599	$-	$4,254,782	$(757,454)	$3,959,927
Cost of revenue	-	-	297,165	-	3,240,912	(762,200)	2,775,877

Gross profit	-	-	165,434	-	1,013,870	4,746	1,184,050

Operating expenses (income):
Selling, general and administrative(1)	-	40,755	40,057	188,180	373,512	6,208	648,712
Research and development	-	-	16,605	-	14,287	46	30,938

Operating (loss) income	-	(40,755)	108,772	(188,180)	626,071	(1,508)	504,400

Other (income) expense:
Interest, net	(1,740)	51,302	(1,487)	58,281	(4,259)	11	102,108
Other, net	-	(309,666)	72,705	(159,299)	-	396,260	-

Income (loss) before income taxes	1,740	217,609	37,554	(87,162)	630,330	(397,779)	402,292
Income tax expense (benefit)	631	8,061	32,825	(97,229)	244,915	(51,342)	137,861

Net Income (loss)	1,109	209,548	4,729	10,067	385,415	(346,437)	264,431
Net Income attributable to noncontrolling interests	-	-	-	-	54,883	-	54,883

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,109	$209,548	$4,729	$10,067	$330,532	$(346,437)	$209,548

(1) Selling, general and administrative is presented net of income from equity method investees.

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$531,730	$-	$3,896,574	$(864,712)	$3,563,592
Cost of revenue	-	-	332,156	-	2,995,003	(845,699)	2,481,460

Gross profit	-	-	199,574	-	901,571	(19,013)	1,082,132

Operating expenses (income):
Selling, general and administrative(1)	-	47,374	28,650	(26,380)	569,452	(11,887)	607,209
Research and development	-	-	19,297	-	10,731	-	30,028

Operating (loss) income	-	(47,374)	151,627	26,380	321,388	(7,126)	444,895

Other (income) expense:
Interest, net	(1,731)	60,526	(1,031)	45,462	(7,015)	50	96,261
Other, net	-	(330,870)	111,665	(154,698)	-	373,903	-

Income (loss) before income taxes	1,731	222,970	40,993	135,616	328,403	(381,079)	348,634
Income tax expense (benefit)	628	17,508	37,172	(7,528)	148,579	(95,075)	101,284

Net Income (loss)	1,103	205,462	3,821	143,144	179,824	(286,004)	247,350
Net Income attributable to noncontrolling interests	-	-	-	-	-	41,888	41,888

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,103	$205,462	$3,821	$143,144	$179,824	$(327,892)	$205,462

(1) Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,109	$209,548	$4,729	$10,067	$385,415	$(346,437)	$264,431

Gain (loss) related to cash flow hedges	-	19,695	-	-	(12,743)	-	6,952
Actuarial gain (loss) on defined benefit pension plans	-	100	1,806	7,143	180	-	9,229
Gain (loss) related to foreign currency translation	-	(142,585)	(70,244)	-	81,329	4,067	(127,433)
Income tax (expense) benefit related to components of other comprehensive income	-	(5,678)	(535)	(2,818)	3,107	-	(5,924)

Other comprehensive income (loss), net of tax	-	(128,468)	(68,973)	4,325	71,873	4,067	(117,176)

Total comprehensive income	$1,109	$81,080	$(64,244)	$14,392	$457,288	$(342,370)	$147,255
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	50,930	50,930

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,109	$81,080	$(64,244)	$14,392	$457,288	$(393,300)	$96,325

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,103	$205,462	$3,821	$143,144	$179,824	$(286,004)	$247,350

Gain (loss) related to cash flow hedges	-	7,234	-	-	(275)	-	6,959
Actuarial gain (loss) on defined benefit pension plans	-	50	947	3,262	95	-	4,354
Gain (loss) related to foreign currency translation	-	833	(145)	-	(50,268)	2,524	(47,056)
Income tax (expense) benefit related to components of other comprehensive income	-	(2,097)	(276)	(1,287)	110	-	(3,550)

Other comprehensive income (loss), net of tax	-	6,020	526	1,975	(50,338)	2,524	(39,293)

Total comprehensive income	$1,103	$211,482	$4,347	$145,119	$129,486	$(283,480)	$208,057
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	41,855	41,855

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,103	$211,482	$4,347	$145,119	$129,486	$(325,335)	$166,202

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$47	$4,730	$-	$618,145	$-	$622,922
Trade accounts receivable, less allowance for doubtful accounts	-	-	149,401	-	3,019,409	1,378	3,170,188
Accounts receivable from related parties	1,249,485	5,012,291	861,301	2,517,302	3,517,243	(12,995,142)	162,480
Inventories	-	-	207,379	-	1,097,541	(145,414)	1,159,506
Prepaid expenses and other current assets	-	62,510	48,532	151	1,076,319	26,045	1,213,557
Deferred taxes	-	-	-	-	315,590	(44,926)	270,664

Total current assets	1,249,485	5,074,848	1,271,343	2,517,453	9,644,247	(13,158,059)	6,599,317
Property, plant and equipment, net	-	523	233,480	-	3,098,436	(108,386)	3,224,053
Intangible assets	-	756	57,893	-	800,468	(67)	859,050
Goodwill	-	-	49,015	-	12,970,346	-	13,019,361
Deferred taxes	-	76,704	34,063	-	133,410	(119,184)	124,993
Other assets and notes receivables(1)	-	9,303,433	42,321	13,437,906	6,896,320	(28,400,010)	1,279,970

Total assets	$1,249,485	$14,456,264	$1,688,115	$15,955,359	$33,543,227	$(41,785,706)	$25,106,744

Current liabilities:
Accounts payable	$-	$690	$28,948	$-	$553,847	$-	$583,485
Accounts payable to related parties	-	1,329,024	620,131	1,645,673	9,763,171	(13,220,861)	137,138
Accrued expenses and other current liabilities	11,833	68,129	151,963	10,874	2,032,069	(11,326)	2,263,542
Short-term borrowings	-	-	-	-	118,359	-	118,359
Short-term borrowings from related parties	-	-	-	-	24,450	-	24,450
Current portion of long-term debt and capital lease obligations	-	52,558	-	200,000	54,494	-	307,052
Income tax payable	-	5,669	-	-	64,413	7,520	77,602
Deferred taxes	-	1,108	9,937	-	64,877	(41,542)	34,380

Total current liabilities	11,833	1,457,178	810,979	1,856,547	12,675,680	(13,266,209)	3,546,008
Long term debt and capital lease obligations, less current portion	1,161,301	749,765	-	2,297,485	7,354,838	(2,961,733)	8,601,656
Long term borrowings from related parties	-	2,565,460	-	2,665,112	60,939	(5,291,511)	-
Other liabilities	-	108,839	1,257	500,836	(190,943)	34,455	454,444
Pension liabilities	-	14,635	292,152	-	290,750	5,991	603,528
Income tax payable	1,268	9,779	-	-	30,231	105,259	146,537
Deferred taxes	-	-	-	-	701,237	87,513	788,750

Total liabilities	1,174,402	4,905,656	1,104,388	7,319,980	20,922,732	(21,286,235)	14,140,923
Noncontrolling interests subject to put provisions	-	-	0	-	827,094	-	827,094
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	75,083	9,550,608	583,727	8,400,238	11,440,423	(20,499,471)	9,550,608
Noncontrolling interests not subject to put provisions	-	-	-	-	588,119	-	588,119

Total equity	75,083	9,550,608	583,727	8,400,238	12,028,542	(20,499,471)	10,138,727

Total liabilities and equity	$1,249,485	$14,456,264	$1,688,115	$15,955,359	$33,543,227	$(41,785,706)	$25,106,744

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$117	$5,722	$-	$628,015	$-	$633,855
Trade accounts receivable, less allowance for doubtful accounts	-	-	165,090	-	3,037,010	1,555	3,203,655
Accounts receivable from related parties	1,266,916	5,558,131	840,302	2,570,654	3,544,817	(13,587,595)	193,225
Inventories	-	-	231,127	-	1,038,591	(154,164)	1,115,554
Prepaid expenses and other current assets	-	76,846	43,387	183	1,182,301	30,350	1,333,067
Deferred taxes	-	-	-	-	290,064	(44,710)	245,354

Total current assets	1,266,917	5,635,094	1,285,628	2,570,837	9,720,798	(13,754,564)	6,724,710
Property, plant and equipment, net	-	566	260,662	-	3,147,750	(118,798)	3,290,180
Intangible assets	-	945	64,679	-	799,958	3,829	869,411
Goodwill	-	-	55,312	-	13,026,868	-	13,082,180
Deferred taxes	-	81,555	38,291	-	129,927	(108,721)	141,052
Other assets and notes receivables(1)	-	9,154,819	45,297	13,267,706	6,662,384	(27,790,638)	1,339,568

Total assets	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

Current liabilities:
Accounts payable	$-	$1,844	$34,798	$-	$536,542	$-	$573,184
Accounts payable to related parties	-	1,452,812	587,677	1,662,032	10,232,251	(13,794,041)	140,731
Accrued expenses and other current liabilities	29,771	61,367	141,392	9,240	1,982,051	(26,576)	2,197,245
Short-term borrowings	-	1	-	-	132,692	-	132,693
Short-term borrowings from related parties	-	-	-	-	5,357	-	5,357
Current portion of long-term debt and capital lease obligations	-	55,391	-	200,000	58,216	-	313,607
Income tax payable	-	13,663	-	-	66,024	-	79,687
Deferred taxes	-	1,573	7,992	-	47,555	(22,333)	34,787

Total current liabilities	29,771	1,586,651	771,859	1,871,272	13,060,688	(13,842,950)	3,477,291
Long term debt and capital lease obligations, less current portion	1,162,534	855,029	-	2,335,992	7,783,062	(3,056,340)	9,080,277
Long term borrowings from related parties	-	2,891,256	-	2,833,854	72,505	(5,797,615)	-
Other liabilities	-	70,823	1,615	170,149	147,015	22,374	411,976
Pension liabilities	-	14,872	324,156	-	296,531	6,759	642,318
Income tax payable	637	11,035	-	-	48,370	117,559	177,601
Deferred taxes	-	-	-	-	831,050	(26,441)	804,609

Total liabilities	1,192,942	5,429,666	1,097,630	7,211,267	22,239,221	(22,576,654)	14,594,072
Noncontrolling interests subject to put provisions	-	-	0	-	824,658	-	824,658
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	73,975	9,443,313	652,239	8,392,135	10,073,889	(19,192,238)	9,443,313
Noncontrolling interests not subject to put provisions	-	-	-	-	585,058	-	585,058

Total equity	73,975	9,443,313	652,239	8,392,135	10,658,947	(19,192,238)	10,028,371

Total liabilities and equity	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,109	$209,548	$4,729	$10,067	$385,415	$(346,437)	$264,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(182,438)	-	(159,299)	-	341,737	-
Depreciation and amortization	-	139	12,031	-	171,876	(8,192)	175,854
Change in deferred taxes, net	-	(6,791)	2,315	-	(49,326)	1,005	(52,797)
(Gain) loss on sale of fixed assets and investments	-	(14)	24	-	1,033	-	1,043
Compensation expense related to stock options	-	3,170	-	-	1,308	-	4,478
Investments in equity method investees, net	-	-	-	-	(3,797)	-	(3,797)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(3,247)	-	(105,878)	-	(109,125)
Inventories	-	-	(2,680)	-	(89,059)	(1,582)	(93,321)
Prepaid expenses and other current and non-current assets	-	(2,873)	(1,576)	188,956	(64,825)	16	119,698
Accounts receivable from / payable to related parties	19,211	(74,066)	50,864	44,936	(12,280)	(636)	28,029
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	33,752	21,419	1,228	91,831	(344)	129,948
Income tax payable	632	(6,739)	-	(97,229)	77,633	8,532	(17,171)

Net cash provided by (used in) operating activities	3,014	(26,312)	83,879	(11,341)	403,931	(5,901)	447,270

Investing Activities:
Purchases of property, plant and equipment	-	(82)	(9,634)	-	(197,381)	5,901	(201,196)
Proceeds from sale of property, plant and equipment	-	20	68	-	3,491	-	3,579
Disbursement of loans to related parties	-	(562)	-	83,618	-	(83,056)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	-	(565)	-	(21,331)	-	(21,896)
Proceeds from divestitures	-	-	-	-	10,678	-	10,678

Net cash provided by (used in) investing activities	-	(624)	(10,131)	83,618	(204,543)	(77,155)	(208,835)

Financing Activities:
Short-term borrowings, net	-	20,607	(74,104)	-	65,841	-	12,344
Long-term debt and capital lease obligations, net	(3,015)	(6,757)	-	(72,277)	(59,997)	83,056	(58,990)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(156,250)	-	(156,250)
Proceeds from exercise of stock options	-	13,536	-	-	2,915	-	16,451
Distributions to noncontrolling interest	-	-	-	-	(62,015)	-	(62,015)
Contributions from noncontrolling interest	-	-	-	-	11,171	-	11,171

Net cash provided by (used in) financing activities	(3,015)	27,386	(74,104)	(72,277)	(198,335)	83,056	(237,289)

Effect of exchange rate changes on cash and cash equivalents	-	(520)	(636)	-	(10,923)	-	(12,079)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(70)	(992)	-	(9,870)	-	(10,933)
Cash and cash equivalents at beginning of period	1	117	5,722	-	628,015	-	633,855

Cash and cash equivalents at end of period	$0	$47	$4,730	$-	$618,145	$-	$622,922

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,103	$205,462	$3,821	$143,144	$179,824	$(286,004)	$247,350
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(124,293)	-	(154,698)	-	278,991	-
Depreciation and amortization	-	168	13,209	-	162,641	(8,851)	167,167
Change in deferred taxes, net	-	(5,141)	1,004	-	6,310	(5,632)	(3,459)
(Gain) loss on sale of fixed assets and investments	-	-	(48)	-	854	-	806
(Write Up) write-off loans from related parties	-	54,513	-	-	-	(54,513)	-
Compensation expense related to stock options	-	6,174	-	-	-	-	6,174
Investments in equity method investees, net	-	43,389	-	-	(10,990)	-	32,399
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	10,600	-	(73,804)	289	(62,915)
Inventories	-	-	(26,758)	-	(104,322)	19,432	(111,648)
Prepaid expenses and other current and non-current assets	-	27,932	(28,285)	(25,230)	5,543	(6,791)	(26,831)
Accounts receivable from / payable to related parties	19,214	68,641	126,606	(1,109)	(214,030)	23,481	22,803
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	(1,925)	23,947	(455)	(183,359)	(578)	(180,308)
Income tax payable	628	8,954	-	(7,528)	36,852	(18,150)	20,756

Net cash provided by (used in) operating activities	3,007	283,874	124,096	(45,876)	(194,481)	(58,326)	112,294

Investing Activities:
Purchases of property, plant and equipment	-	-	(28,346)	-	(179,465)	8,180	(199,631)
Proceeds from sale of property, plant and equipment	-	-	128	-	2,352	-	2,480
Disbursement of loans to related parties	-	(88,773)	-	(63,712)	-	152,485	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(63,444)	(1,216)	-	(136,985)	64,488	(137,157)
Proceeds from divestitures	-	-	-	-	2,381	-	2,381

Net cash provided by (used in) investing activities	-	(152,217)	(29,434)	(63,712)	(311,717)	225,153	(331,927)

Financing Activities:
Short-term borrowings, net	-	(60)	(93,960)	-	171,121	-	77,101
Long-term debt and capital lease obligations, net	(3,007)	(136,960)	-	109,588	186,922	(152,485)	4,058
Increase (decrease) of accounts receivable securitization program	-	-	-	-	68,000	-	68,000
Proceeds from exercise of stock options	-	5,266	-	-	541	-	5,807
Capital increase (decrease)	-	-	-	-	21,099	(21,099)	-
Distributions to noncontrolling interest	-	-	-	-	(52,157)	-	(52,157)
Contributions from noncontrolling interest	-	-	-	-	13,402	-	13,402

Net cash provided by (used in) financing activities	(3,007)	(131,754)	(93,960)	109,588	408,928	(173,584)	116,211

Effect of exchange rate changes on cash and cash equivalents	-	377	6	-	(5,611)	-	(5,228)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	0	280	708	-	(102,881)	(6,757)	(108,650)
Cash and cash equivalents at beginning of period	0	13	4,490	-	672,206	6,068	682,777

Cash and cash equivalents at end of period	$0	$293	$5,198	$-	$569,325	$(689)	$574,127

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended March 31, 2015, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2014, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended March 31, 2015, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct outside of the North America Segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months period ended March 31, 2015 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of April 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 30, 2015
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner